CORMAC MINING INC.
936 West 14th Avenue
Vancouver, British Columbia
Canada V5Z 1R4

May 10, 2010

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Cormac Mining Inc.
Form S-1/A Registration Statement
Registration No. 333-153140

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Cormac Mining Inc. (the “Company”) hereby requests that its Form S-1/A Registration Statement filed with the SEC on April 29, 2010, and all amendments thereto, be withdrawn.

The Form S-1/A Registration Statement is being withdrawn because the Company intended to file the foregoing as a post-effective amendment to its Form S-1 registration, but incorrectly coded the amendment as a pre-effective amendment.  The Company has filed the foregoing amendment as a post-effective amendment.

The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

Yours truly,

CORMAC MINING INC.

BY:	BRIAN ROBERTS
Brian Roberts
President and Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer and sole member of the Board of Directors

CCL: hdw

cc: Conrad C. Lysiak